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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

447011 10 7
(CUSIP Number)

Samuel D. Scruggs, 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMP Equity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 47,835,325

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 27,965,325 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 636,700
Beneficially
Owned by Each		8.	Shared Voting Power 69,640,225 (See Item 5)
Reporting
Person With		9.	Sole Dispositive Power 636,700

		10.	Shared Dispositive Power 49,770,225 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,276,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 1,603,882 (See Item 5)
Beneficially
Owned by Each		8.	Shared Voting Power 47,847,325
Reporting
Person With		9.	Sole Dispositive Power 1,603,882 (See Item 5)

		10.	Shared Dispositive Power 12,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,451,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Matlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher R. Pechock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) HC

 EXPLANATORY NOTE

        This Statement on Schedule 13D, as amended as of the date hereof (this "Statement"), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) HMP Equity Trust, a Delaware statutory trust ("HMP Trust"), (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (iii) Jon M. Huntsman ("J. Huntsman"), (iv) Peter R. Huntsman ("P. Huntsman"), (v) David J. Matlin ("Matlin"), (vi) Christopher R. Pechock ("Pechock"), (vii) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (viii) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (ix) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners Delaware and Opt-Out Fund, the "Matlin Partnerships"), (x) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (xi) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (xii) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (xiv) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson") and (xv) Mark R. Patterson and Matlin, each as a holder of 50% of the membership interests in MatlinPatterson. Matlin, Pechock, the Matlin Partnerships, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Mark R. Patterson are collectively referred to as the "Matlin Parties." The foregoing entities and persons are collectively referred to as the "Reporting Persons." The administrative trustees of HMP Trust consist of J. Huntsman, P. Huntsman, Matlin and Pechock. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

        Except as amended and supplemented hereby, the original Schedule 13D filed by the Reporting Persons on February 22, 2005, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 9, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on July 13, 2007, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 6, 2007, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on August 29, 2008 and as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 8, 2008 (collectively, the "Original Schedule 13D") remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D.

        This Statement is being filed on behalf of the Reporting Persons to report proposed revised backstop payments to the Company by the Participating Matlin Partnerships in connection with the Hexion Acquisition, as described more fully in Item 4 of this Statement.

Item 4.    Purpose of Transaction.

Item 4 is amended and supplemented by adding the following paragraphs immediately before the third paragraph from the bottom thereof.

        On October 26, 2008, the Participating Matlin Partnerships and the other institutional investors party to the Primary Backstop Letter delivered a new letter (the "Revised Backstop Letter") to the Company setting forth the terms and conditions of new backstop commitments to revise and replace the prior commitments set forth in the Primary Backstop Letter. The signatories to the Revised Backstop Letter, including the Participating Matlin Partnerships, severally agree to make increased backstop payments in the aggregate amount of $446,537,466.98 at the time of the closing of the Hexion Acquisition. This cash will be added to the combined balance sheet at closing. Pursuant to the Revised Backstop Letter, the Participating Matlin Partnerships would be responsible only for their own several commitment, in an aggregate amount of $137,845,596.32. The signatories to the Revised Backstop Letter will receive no equity, debt or other instrument or payment in return for making the backstop payments contemplated by the Revised Backstop Letter. A copy of the Revised Backstop Letter is attached hereto as Exhibit 15, and is incorporated herein by reference.

        The backstop payments contemplated by the Revised Backstop Letter are not conditioned in any manner upon the success or failure of the CVR financing. However, the backstop payments contemplated by the Revised Backstop Letter are subject to the following three conditions: (i) the Hexion Acquisition is consummated on the terms provided in the Hexion Merger Agreement on or prior to November 2, 2008 (subject to certain possible extensions); (ii) the Huntsman Family Stockholders fund at the closing of the Hexion Acquisition the backstop commitments they have made to the Company pursuant to the Huntsman Family Backstop Letter in an aggregate amount of at least $186,233,986, and no dividends or other distributions of value from the Company or its subsidiaries to its stockholders are made prior to or in connection with the consummation of the Hexion Acquisition (other than payment of the merger consideration in accordance with the terms of the Hexion Merger Agreement) without the prior written consent of the signatories to the Revised Backstop Letter; and (iii) Apollo Management, L.P. or its applicable affiliates (the "Apollo Entities") contributes new equity to Hexion at or prior to the closing of the Hexion Acquisition in an aggregate amount of US$750 million or more, and no fees are paid or dividends or other distributions of value from Hexion or its subsidiaries to the Apollo Entities are made prior to or in connection with the Hexion Acquisition without the prior written consent of the signatories to the Revised Backstop Letter.

        On October 26, 2008, the Company accepted the commitments contemplated by the Revised Backstop Letter, and accordingly, such commitments have replaced the capital commitments contemplated by the Primary Backstop Letter.

        As a result of the potential arrangements described in the Revised Backstop Letter, the Participating Matlin Partnerships may be deemed a member of a "group" for purposes of Section 13(d) of the Exchange Act with the other signatories to the Revised Backstop Letter. The Participating Matlin Partnerships expressly disclaim membership in a group with the other signatories to the Revised Backstop Letter or any other person.

Item 4 is further amended and supplemented by deleting the third to the last paragraph thereof and replacing such paragraph with the following paragraph:

        The Company filed a registration statement on Form S-3 on July 31, 2007, which constitutes the First MP Registration. Except for the First MP Registration and as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Matlin Parties intends continuously to review its investment in the Company, and may in the future determine, either alone or as part of a group, (i) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (ii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results which require disclosure in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Matlin Parties specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Matlin Parties currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company's business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Matlin Parties; developments with respect to the businesses of the Matlin Parties; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company. In addition, the Reporting Persons may work with the other signatories to the Backstop Letters and/or other investors in the Company or Hexion in connection with the transactions contemplated by the Proposal Letter, Commitment Letter, Backstop Letters, Revised Backstop Letter or Hexion Merger Agreement or to develop other plans or proposals. The plans or proposals may involve or relate to one or more of the matters described in this Statement.

Item 4 is further amended and supplemented by deleting the second to the last paragraph thereof and replacing such paragraph with the following paragraph:

        The foregoing discussion is qualified in its entirety by reference to the Trust Agreement, the Trust Amendment, the Hexion Merger Agreement, the Charitable Stockholder Voting Agreement, the MP Voting Agreement, the Underwriting Agreement, the Proposal Letter, the Commitment Letter, the Primary Backstop Letter, the Huntsman Family Backstop Letter and the Revised Backstop Letter, the terms of each of which are incorporated herein by reference to Exhibits 2, 5, 7, 8, 9, 10, 11, 12, 13, 14 and 15, respectively, hereto.

Item 5.    Interest in Securities of the Issuer.

The last paragraph under section (a) in Item 5 is deleted in its entirety and restated as follows:

        As a result of the arrangements disclosed in Item 4 of this Statement, the Reporting Persons may be deemed a group with the Initial Investors and/or the other signatories to the Backstop Letters and the Revised Backstop Letter and, therefore, may be deemed to beneficially own the Shares beneficially owned by the Initial Investors and/or the other signatories to the Backstop Letters and the Revised Backstop Letter. Based solely on information reported in public documents filed by the Initial Investors and/or the other signatories to the Backstop Letters and the Revised Backstop Letter: The D.E. Shaw Stockholders and their related entities and persons beneficially own 21,725,642 Shares based on information reported in their Schedule 13D filed on October 27, 2008; Citadel and its related entities beneficially own 18,438,300 Shares and have "long" economic exposure under certain cash-settled total return swap transactions to an additional 3,561,700 Shares (for a total of 22,000,000 Shares) based on information reported on their Schedules 13D filed on August 1, 2008 and September 10, 2008 and a Form 4 filed on October 22, 2008; and Pentwater and its related entities beneficially own 1,064,000 Shares and have "long" economic exposure under certain cash-settled total return swap transactions to an additional 3,500,000 Shares (for a total of 4,564,000 Shares) based on information reported in their Schedule 13D filed on September 5, 2008. None of the Initial Investors and/or the other signatories to the Backstop Letters or the Revised Backstop Letter who are not Reporting Persons have any right (shared or otherwise) to vote, direct the vote, dispose of or direct the disposition of the Shares beneficially owned by the Reporting Persons, and vice versa. The aggregate number of Shares described herein does not include Shares beneficially owned by any other member of any "group" within the meaning of Section 13(d) of the Exchange Act, in which any of the Reporting Persons may be deemed a member, and the Reporting Persons expressly disclaim such membership.

Section (c) under Item 5 is deleted in its entirety and restated as follows:

        (c)   Except for the proposed commitments to subscribe for CVRs and the proposed backstop payments (including the proposed revised backstop payments described in this Statement), to the extent described in Item 4 of this Statement, and the other transactions described herein, the Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The last sentence in Item 6 is deleted in its entirety and restated as follows:

        In addition, see Item 4 of this Statement for a description of the Backstop Letters delivered by each of the Participating Matlin Partnerships and the Huntsman Family Stockholders and the Revised Backstop Letter delivered by the Participating Matlin Partnerships, each of which are qualified in their entirety by reference to the copies which are filed as exhibits hereto and are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Exhibit 1(*)	Joint Filing Agreement dated as of February 22, 2005 by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, Mark R. Patterson and MatlinPatterson Global Partners LLC.
Exhibit 2(*)
HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC.
Exhibit 3(*)
Amended and Restated Registration Rights Agreement, dated as of July 12, 2007 by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and the other stockholders of Huntsman Corporation named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 13, 2007).
Exhibit 4(*)	Restricted Stock Agreement between P. Huntsman and Huntsman Corporation. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)).
Exhibit 5(*)
Amendment No. 1 to Amended and Restated Trust Agreement of HMP Equity Trust, dated as of July 12, 2007, by and among the administrative trustees of HMP Equity Trust, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners, L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 6	[Reserved]
Exhibit 7(*)
Agreement and Plan of Merger dated as of July 12, 2007 by and among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 13, 2007).

Exhibit 8(*)	Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., The Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman.
Exhibit 9(*)
Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 10(*)
Underwriting Agreement dated as of August 2, 2007, by and among MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Huntsman Corporation and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on August 6, 2007)
Exhibit 11(*)
Proposal Letter, dated August 28, 2008, from Citadel Limited Partnership, D.E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc. and Apollo Global Management, LLC (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 29, 2008)
Exhibit 12(*)
Draft Additional Financing Commitment Letter, dated August 28, 2008, from Citadel Limited Partnership, D.E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on August 29, 2008)
Exhibit 13(*)
Backstop Letter, dated September 8, 2008, from Citadel Limited Partnership, D.E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 14(*)	Backstop Letter, dated September 8, 2008, from Jon M. Huntsman, on behalf of the Huntsman Family Stockholders.
Exhibit 15
Revised Backstop Letter, dated October 26, 2008, from Citadel Limited Partnership, D.E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 24.1(*)	Power of Attorney for HMP Equity Trust
Exhibit 24.2(*)	Power of Attorney for Huntsman Family Holdings Company LLC
Exhibit 24.3(*)	Power of Attorney for Jon M. Huntsman
Exhibit 24.4(*)	Power of Attorney for Peter R. Huntsman

(*)
Previously filed as an exhibit to the Statement.

 Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 28, 2008	HMP Equity Trust
	By:	/s/ PETER R. HUNTSMAN
	Name:	Peter R. Huntsman
	Title:	Administrative Trustee
Huntsman Family Holdings Company LLC
	By:	/s/ PETER R. HUNTSMAN
	Name:	Peter R. Huntsman
	Title:	Manager
/s/ JON M. HUNTSMAN Jon M. Huntsman
/s/ PETER R. HUNTSMAN Peter R. Huntsman
/s/ DAVID J. MATLIN David J. Matlin
/s/ CHRISTOPHER R. PECHOCK Christopher R. Pechock
MatlinPatterson Global Opportunities Partners L.P.
	By:	MatlinPatterson Global Advisers LLC, its investment adviser
	By:	/s/ LARRY TEITELBAUM
	Name:	Larry Teitelbaum
	Title:	Chief Financial Officer

MatlinPatterson Global Opportunities Partners B, L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ LARRY TEITELBAUM
Name:	Larry Teitelbaum
Title:	Chief Financial Officer
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ LARRY TEITELBAUM
Name:	Larry Teitelbaum
Title:	Chief Financial Officer
MatlinPatterson Global Advisers LLC
By:	/s/ LARRY TEITELBAUM
Name:	Larry Teitelbaum
Title:	Chief Financial Officer
MatlinPatterson Asset Management LLC
By:	/s/ LARRY TEITELBAUM
Name:	Larry Teitelbaum
Title:	Chief Financial Officer
MatlinPatterson Global Partners LLC
By:	/s/ LARRY TEITELBAUM
Name:	Larry Teitelbaum
Title:	Chief Financial Officer
MatlinPatterson LLC
By:	/s/ LARRY TEITELBAUM
Name:	Larry Teitelbaum
Title:	Chief Financial Officer
/s/ MARK R. PATTERSON Mark R. Patterson

 SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

        The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation
Jon M. Huntsman	Chairman of Huntsman Corporation
Karen H. Huntsman	Retired
Peter R. Huntsman	President and CEO of Huntsman Corporation
David H. Huntsman	Self-employed
James H. Huntsman	Self-employed
Paul C. Huntsman	Self-employed
David S. Parkin	Self-employed
Richard R. Durham	Self-employed

A-1

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EXPLANATORY NOTE
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures
  SCHEDULE A
EXECUTIVE OFFICERS AND MANAGERS OF HUNTSMAN FAMILY HOLDINGS COMPANY LLC